FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 333-26227-01

GOLDEN STATE PETRO (IOM I-A) PLC
(Translation of registrant's name into English)

15-19 Athol Street, Douglas, Isle of Man IM1 1LB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is the consent solicitation statement (the "Consent Solicitation Statement"), dated October 15, 2010, related to the consent solicitation to amend the indenture (the "Indenture") relating to Golden State Petroleum Transport Corporation's 8.04% First Preferred Mortgage Notes due 2019 (the "Notes"), to amend or terminate certain related collateral and management agreements, and to approve the proposed current or future sale, as the case may be, of each of the two very large crude carrier vessels ("VLCCs") that serves as part of the collateral for the Notes.  Each of Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC is an owner of one of the VLCCs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN STATE PETRO (IOM I-A) PLC
(Registrant)

By:	/s/ Alexandra Kate Blankenship
Name: Alexandra Kate Blankenship Title: Director

Dated:  October 15, 2010

SK 26796 0001 1138939